

November 15, 2012

<u>Via E-mail</u>
Heath Fountain
Chief Financial Officer
Heritage Financial Group, Inc.
721 N. Westover Blvd.
Albany, GA 31707

> **Re: Heritage Financial Group, Inc.**
> **Form 10-K for the period ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the period ended September 30, 2012**
> **File November 9, 2012**
> **File No. 001-34902**

Dear Mr. Fountain:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>September 30, 2012 Form 10-Q</u>

<u>General</u>

1. Please revise future filings to disclose the selected quarterly financial data required by Item 302(A) of Regulation S-K.

Note 5. Loans and Allowance for Loan Losses, page 18

2. We note the specific allowance for loan loss of $879,000 at September 30, 2012 disclosed on page 20 does not agree to the allowance for loan loss on impaired loans at September 30, 2012 of $2,293,000 disclosed on page 22. We also note that the recorded investment in the related loans does not agree. Please explain to us why and revise future filings to ensure that these amounts properly agree.

Impaired Loans, page 21

3. Please revise future filings to separately disclose the recorded investment in impaired loans for which there is a related allowance for loan loss and the amount of the allowance and the recorded investment in impaired loans for which there is no allowance for loan loss. Refer to ASC 310-10-50-15(a)(3)(i) and (ii) for guidance and ASC 310-10-55-10 for example disclosure.

4. On page 22, you disclose impaired loans with a recorded investment of $16.3 million, unpaid principal balance of $19.1 million and a related allowance for loan loss of $2.3 million at September 30, 2012. You also disclose on page 46 that impaired loans are written down to their fair value. Please tell us by providing sufficient details and revise future filings to explain how and why you have a significant amount of allowance for loan losses allocated to impaired loans considering that you have already written the loans down to fair value.

FDIC Assisted Transactions, page 37

5. Please revise your table of the allowance for loan and lease losses for FDIC acquired loans in future filings to disclose the recorded investment in loans accounted for under ASC 310-30 by portfolio segment. Refer to ASC 310-50-11B(h) for guidance.

6. Please tell us in detail and revise future filings to fully explain what factors are considered when determining allowance for loan losses for FDIC acquired loans. For example, we note that you recorded $1.5 million in charge-offs during the nine months ended September 30, 2012, however, there is no current corresponding allowance for loan losses for this particular loan category.

7. Please revise the roll forward of accretable yield to disclose the gross impact of items as opposed to showing only the net accretion. Refer to ASC 310-30-50-2.a.2 for guidance.

Note 6. FDIC Loss Share Receivable, page 38

8. Please tell us in detail and revise future filings to disclose how increases and decreases in expected cash flows on covered loans impact your FDIC loss share receivable and your

allowance for loan losses and how the changes are recognized in your income statement. Specifically disclose if a decrease in the loss share receivable due to subsequent increases in cash flows expected to be collected on indemnified assets is recognized immediately as a charge to earnings or if it is recognized over the estimated life of the receivable.

9. Please tell us in detail and revise future filings to explain what is presented in the "claimable losses on covered assets under agreement" and why these items decrease the loss share receivable.

10. Please provide us a reconciliation of the $2,236,000 accretion of the FDIC loss share receivable for the nine months ended September 30, 2012 presented in your income statement to the amounts presented in the loss share receivable roll forward.

Note 8. Fair Value Measurements – Assets Measured at Fair Value on a Nonrecurring Basis, page 46

11. Please revise future filings to disclose quantitative information about the significant unobservable inputs used in the fair value measurement for each class of asset categorized as level 3. Refer to ASC 820-10-50-2-bbb and ASC 820-10-55-103 for example disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 68

12. You disclose that the provision expense for noncovered loan losses trended lower for the three and nine months ended September 30, 2012 primarily driven by a reduction in annualized net charge-offs offset in part by organic loan growth. Please tell in detail and revise future filings to provide additional information related to the historical losses included in your allowance methodology. Specifically disclose the number of months or quarters used in your methodology at each period end and provide more quantitative detail regarding observed trends in historical losses and specific qualitative factors, if applicable, to provide an investor with a clear understanding of the main reasons the collectively evaluated allowance is trending down as a percentage of collectively evaluated loans.

Noninterest Income, page 68

13. You disclose that accretion of the FDIC loss share receivable turned negative as a result of improvement in the expected cash flows of the loss share performing portfolios. You also disclose on page 59 that you recorded $1.17 million in provision expense in the third quarter 2012 on covered loans driven primarily by charge-offs in excess of loan discounts during the quarter. The provision expense increased significantly compared to $341

thousand recorded in the second quarter of 2012 and $0 in the comparable year-over year quarter. Please tell us in detail and revise future filings to reconcile how you were able to conclude that expected cash flows on covered loans improved during the third quarter 2012 while also recording significant charge-offs in excess of loan discounts during the same quarter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant